                                                                         EX 4.4

December 4, 1997



Mr. Robert Bolle
Mr. Maurice Bolle
Mr. Franck Bolle
Mr. Patricia Bolle Passaquay
Ms. Brigitte Bolle
Mrs. Christelle Roche

         Re:

Dear Sirs/Madame:

With regard to my letter, dated July 9, 1997, a copy of which is attached hereto as Exhibit I, please be advised that all representations and agreements set forth in said letter shall apply both to those shares I own of BEC Group, Inc. (to be named "Lumen Technologies, Inc., in the future) common stock referenced therein and shares of common stock of Bolle Inc. I may own hereafter as a result of the proposed spinoff of Bolle inc.

Very truly yours,


Martin E. Franklin